EXHIBIT 99.1

LETTER OF INTENT
BETWEEN THE
Golden State Water Company
AND
CADIZ

WHEREAS, Cadiz owns and controls approximately 35,000 acres of land located in the Cadiz and Fenner valleys of San Bernardino County (“the Property”);

WHEREAS, substantial quantities of percolating groundwater exist within the aquifer system underlying the Cadiz Property that naturally migrates to dry lakes and then is lost to evaporation;

WHEREAS, the water that would otherwise be wasted can be conserved and made available for reasonable and beneficial use in accordance with sustainable groundwater management practices;

WHEREAS, existing and potential aquifer capacity exists within the underlying aquifers that can be prudently used to store conserved and imported water for subsequent beneficial use;

WHEREAS, the County of San Bernardino has previously approved a Conditional Use Permit in 1993 authorizing the withdrawal of water for agricultural uses on the overlying land and Cadiz has made substantial investments in continuing its agricultural concern on up to 9,600 acres;

WHEREAS, Cadiz has acquired a 99-year right of way along an active railroad line from the Arizona & California Railroad to construct a pipeline and power line to convey water to and from the Property to the Colorado River Aqueduct (CRA);

WHEREAS, Golden State Water Company (“WP”) is evaluating supplemental water and conjunctive use opportunities that may provide benefits to its service area(s) within Southern California;

WHEREAS, Cadiz has agreed to reserve up to a maximum of 10% of the conserved water and storage developed from the Property for reasonable and beneficial uses within San Bernardino County;

WHEREAS, Cadiz will exercise good faith and best efforts to select companies based primarily within the Inland Empire to provide the materials and services that will be required to construct and operate any water related projects on the Property;

WHEREAS, Cadiz executed a memorandum of understanding with the Natural Heritage Institute on May 14, 2009 pledging to comply with sustainable land management practices and to evaluate the potential for improving environmental conditions elsewhere;

WHEREAS, Cadiz and the parties that may elect in their discretion to participate in the program will coordinate their efforts and seek cooperation from the Metropolitan Water District (MWD) and other MWD member agencies to implement any water project on the Property and they will further collaborate in good faith to create regional benefits;

WHEREAS, the implementation and construction of a water banking project will require environmental review under the California Environmental Quality Act (CEQA) and the parties desire to fairly apportion the budgeted costs by further agreement and reserve their respective rights not to proceed if such an agreement cannot be reached; and

NOW THEREFORE BE IT RESOLVED AND AGREED BY CADIZ AND WP THAT THE PROJECT SUMMARY AND ECONOMIC TERMS SET FORTH BELOW WILL PROVIDE THE BASIS TO PREPARE A PROJECT DESCRIPTION AND NEGOTIATE AN ENVIRONMENTAL COST SHARING AGREEMENT.

A.           Project Summary.  Cadiz will prepare a “project description” that satisfies the requirements of CEQA and is consistent with the parameters contemplated by the parties and described herein.

1.           Cadiz will seek to develop a groundwater banking operation on the Property for the purpose of augmenting water supplies available for irrigation, solar, municipal water supply, environmental and other beneficial uses. This program will bank and market (a) native groundwater water conserved by reducing controllable losses from the aquifer system and implementing prudent groundwater management strategies, and (b) water imported from outside the property (probably from the Colorado River) and percolated to actively recharge the aquifer.  This program will be conducted consistent with prevailing groundwater management methodology governed by three primary principles: (1) Recharge and extraction of native and imported water within the Property will be conducted in a manner that achieves and then maintains optimal, long-term, safe (sustainable) yield and conjunctive use of water; (2) Management of the groundwater levels will not result in harm to the aquifers, or cause material adverse changes in water quality, differential land subsidence, or impairment of habitats dependent upon near-surface expressions of groundwater (such as phreatophytic vegetation, wetlands or surface stream flows); (3) The banked water will directly and indirectly result in restoration of unrelated aquatic ecosystems currently impaired by water development.  Cadiz intends to achieve environmental restoration benefits through the banking of imported water for active recharge and its use for environmental restoration purposes.  Several examples have been identified for further exploration - but do not constitute a commitment — including providing water to substitute for some fraction of delta exports during critically dry years to reduce ecological conflicts in that system; providing substitute water to San Joaquin water users to facilitate restoration of fishery flows in that system; providing substitute water supply to LADWP to enable restoration of the Owens River Valley; and enabling environmental flows to be released and maintained into the Colorado River delta.

2.           Groundwater captured by the Cadiz well-field will be made available as an Annual Quantity Right and delivered to the Colorado River Aqueduct (CRA) at the cost of $975 per afy subject to an annual escalation to be agreed upon but that will be capped.  WP will not be obligated to pay Cadiz unless conditions set forth in B1, B2 and B3 (among other conditions that may be mutually agreed by the parties) have been satisfied, the project is operational, the pipeline is fully constructed and water is physically made available to the WP at the CRA.

3.            Up to 1,000,000 acre-feet of available dewatered storage capacity will be managed and made available for groundwater banking.  Of this amount, 150,000 acre-feet of the dewatered storage capacity will be initially reserved for first priority Carry-Over Storage Accounts (the right to carry over from year to year unproduced groundwater).  These Carry-Over Storage accounts may be acquired by those parties holding Annual Quantity Rights and acquired for the storage of conserved water and for the storage of imported water.  They may be purchased at a cost of $7.5 million per each 5,000 acre-feet of Carry-Over Storage ($1,500 per af). At the request of WP, Owner will finance 50 percent of the initial purchase price at 7 percent, over 30 years.  If WP elects to acquire Carry-Over Storage, it will pay the following costs:

•	$20 per acre-foot annual fee for administration, management and maintenance of Carry-Over Storage.
•	No fee for accrual to Carry-Over Storage and no fee other than reimbursement for incremental power on delivery of native water from Carry-Over Storage.
•
$75 per acre-foot for puts and $75 per acre-foot for takes of imported water only, plus actual power, subject to a $25 per acre-foot discount for puts for entities that meet to be agreed upon environmental stewardship objectives.

•
WP may pay the incremental cost of upsizing the conveyance pipeline to deliver a quantity equivalent to the capacity of their purchased Carry-Over Storage Account on a firm basis at an estimated cost of $12 million per 5,000 acre-feet of additional pipeline capacity.

4.           The balance of any remaining storage will be made available for storage and recovery of imported water in increments of 20,000 acre-feet at $7.5 million ($350 per acre foot).  At WP’s request, Cadiz will finance 50 percent of purchase price at 7 percent interest only over 30 years.  If WP elects to proceed with the purchase of an imported storage account it will pay the following costs:

•	$20 per acre-foot annual fee for administration, management and maintenance.
•	$75 per acre-foot for puts and takes of imported water, subject to a $25 per acre-foot discount for puts for entities that agree to meet to be agreed upon environmental stewardship objectives.
•
WP will also either: (a) contribute 50 percent of the firm capacity capital costs per each 5,000 acre-feet of pipeline capital costs to connect the Cadiz Property to the CRA for “space available” capacity, or in the alternative (b) pay the actual incremental cost of upsizing the conveyance pipeline up to a cumulative maximum of 300 cfs.

•	Any WP contribution for “space available” capacity will be used to proportionately reduce the pipeline capacity costs for those WPs holding firm capacity.

5.           All water recovered and conveyed to and from the Property to the CRA will be transported along an active railroad line that Cadiz has acquired from the Arizona & California Railroad.

6.           Cadiz will assume all responsibility for managing the groundwater banking program.  It will select a qualified operator with substantial experience in the field of groundwater production and management to operate the system and the conveyance system that connects the Property to the CRA.  Cadiz will also consult with NHI regarding potential banking and environmental restoration opportunities.

7.           The Term of the agreement will be 50 years, plus extensions.

8.           WP will only pay for water actually delivered by Cadiz to the CRA or as it is stored.  Cadiz will assume all operational risks associated with making water available from the groundwater bank and conveying it between the CRA and the Property.  WP will assume responsibility for energy costs attributable to moving imported water between the Property and the CRA.

9.           To the extent WP successfully arranges for the receipt of State and Federal grants, programs, bonds and stimulus to pay some or all of the capital costs of the pipeline that will connect the Property to the CRA, a commensurate reduction will be made in their respective contributions towards pipeline conveyance and to that portion of the cost of the Annual Quantity that is attributable thereto.

B.           Conditions.  The parties have executed this non-binding letter of intent subject to several acknowledged conditions precedent (among others that the parties may negotiate in their discretion) to the implementation of any project.

1.           The parties intend to coordinate their efforts and to work constructively with MWD and MWD member agencies to determine the most efficient method to achieve their objectives and to obtain access to the MWD conveyance and distribution system.  In its complete discretion, Cadiz may offer an “in kind” contribution to MWD for the purpose of reducing the cost of conveying and exchanging water for the benefit of the WP.  If Cadiz makes such an “in kind” offer and MWD accepts, the parties will exercise best efforts to negotiate equitable remuneration for Cadiz that fairly reflects the benefit that has been conferred by Cadiz on the WP.

2.           Prior to the initiation of environmental review for any project on the Property, Cadiz will provide WP with a study regarding available water resources within the watershed, watershed precipitation, aquifer recharge total quantities of groundwater in storage and the safe quantity of dewatered storage that may be made available for a conjunctive use project.  The study will be prepared by a competent qualified hydrogeologist with substantial experience in groundwater studies of this nature.

3.           Any groundwater banking program will be subject to environmental review as may be required by CEQA and compliance with all applicable law.  Unless otherwise agreed by Cadiz and WP, Cadiz will cause the completion of environmental review.  The full cost of environmental review will be agreed upon pursuant to an environmental cost sharing agreement to be negotiated among the participants in the project and Cadiz.

C.           Non-Binding.

1.  The parties do not intend that the terms in this letter be legally binding.  Neither party intends, by setting forth in this letter the provisions of a possible transaction, to create for itself or any other person or entity any legally binding obligation or liability.  No subsequent oral agreement or conduct of the parties (including partial performance) shall be deemed to impose any such obligation or liability.  The parties shall be bound only on execution of a definitive written agreement(s).

2.           This Non-Binding LOI does not obligate WP or Cadiz to initiate a specific project of any kind or to take any further action with respect to the matters described herein.  However, the parties mutually intend that they will seek to develop a binding memorandum of understanding (MOU) that will establish a project description, incorporate the above referenced economic terms and provide for the equitable cost sharing of budgeted environmental review costs.

3.           Cadiz and WP each retain their complete and unfettered discretion to negotiate a binding MOU or to terminate the discussions at any time.

4.           Cadiz reserves complete and unfettered discretion to seek substitute WP’s and to revise and modify the proposed program, and WP reserves complete and unfettered discretion to pursue other water supply alternatives without any obligation or commitment to Cadiz.

D.           No Liability. Cadiz warrants and represents that it expressly and knowingly waives any and all rights to litigate any issue of any kind, arising from or related in any way to this letter of intent, including but not limited to any decision by WP not to pursue a definitive agreement(s) with respect to the project and/or WP’s decision not to pursue a water project with Cadiz.

E.           Next Steps.  The parties will meet in a good faith effort to fully develop a project description within the meaning of CEQA and to fairly apportion the costs that may be incurred in undertaking environmental review of that project.

IN WITNESS WHEREOF, the Parties have set forth their signatures as of the date below:

GOLDEN STATE WATER COMPANY	CADIZ INC.

/s/ Denise Kruger	/s/ Scott S. Slater
Denise Kruger	Scott S. Slater
Senior Vice President, Regulated Utilities	General Counsel

Date: May 28, 2009	Date: June 1, 2009